SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                                October 29, 1999
                                (Date of Report)
                       Polska Telefonia Cyfrowa Sp. z o.o.
             (Exact Name of Registrant as Specified in Its Charter)
                  Al. Jerozolimskie 181, 02-222 Warsaw, Poland
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|                             Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|                                   No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                PRESS INFORMATION

29th October 1999.

Polska Telefonia Cyfrowa ("PTC") announced today that a finance subsidiary of PTC will be making an offering of Senior Subordinated Notes Due 2009. The Notes will be guaranteed on an unsecured senior subordinated basis by PTC. The proceeds of the offering will be used to fund capital expenditures and working capital needs and for other general corporate purposes. The underwriters for the offering have been selected.

The Notes will be offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. Subsequently, PTC will seek to register with the U.S. Securities and Exchange Commission notes with substantially identical terms and to exchange the registered notes for the Notes now being offered.

This is not an offering of securities for sale in the United States. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent such registration or an exemption from registration under the Securities Act. Any public offering of the Notes made in the United States will be made by means of a prospectus that may be obtained from PTC and that will contain detailed information about PTC and its management, as well as financial statements.

Note to editor, please contact BRENT A. MUCKRIDGE, FINANCIAL CONTROLLER, at POLSKA TELEFONIA CYFROWA Sp. z o.o at 00-48-22-573-4205 if you want further information.

                                      ENDS

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.
(Registrant)

By: /s/ Boguslaw Kulakowski
    -----------------------
Boguslaw Kulakowski, Director General


By: /s/ Karim Khoja
    ---------------
Karim Khoja, Director of Strategy, Marketing and Sales

October 29, 1999

Announcement

Polska Telefonia Cyfrowa ("PTC") announced today that a finance subsidiary of PTC will be making an offering of Senior Subordinated Notes Due 2009. The Notes will be guaranteed on an unsecured senior subordinated basis by PTC. The proceeds of the offering will be used to fund capital expenditures and working capital needs and for other general corporate purposes. The underwriters for the offering have been selected.

The Notes will be offered pursuant to an exemption from the registration requirements of the Securities Act of 1933, as amended. Subsequently, PTC will seek to register with the U.S. Securities and Exchange Commission notes with substantially identical terms and to exchange the registered notes for the Notes now being offered.

This is not an offering of securities for sale in the United States. The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent such registration or an exemption from registration under the Securities Act. Any public offering of the Notes made in the United States will be made by means of a prospectus that may be obtained from PTC and that will contain detailed information about PTC and its management, as well as financial statements.